FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register  Nº175

Santiago, October 8, 2014.

Ger. Gen. N° 86/2014.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis S.A., I hereby inform you of the following significant event:

I. On this day, the seven Board Members of Enersis S.A., within the statutory period described in article 147 paragraph 5) of the Law on Corporations, delivered their respective individual opinions concerning the Dock Sud Operation, reported via signifcant events communicated on October 2 and 6, 2014. Such individual statements are in compliance with the provisions of Title XVI of the Law on Corporations (LSA, in its Spanish acronym).

II. On this same date, Enersis’ Board of Directors agreed to approve the purchase of Central Dock Sud’s debt from Endesa Latin America S.A.. and the condonation of interest and other related concepts, the subsequent partial capitalization of the debt, and eventual capital reductions as described in the separate reports issued by the appraisers, Itaú BBA of Banco Itaú Chile and IM Trust, and to state that the individual opinions of the Board Members report that the maximum values at which this Purchase Operation meets the interest of the company, varies between US$ 23.8 million and US$ 33.8 million, which will ultimately to be determined by the Extraordinary Shareholders’ Meeting.  The Board of Directors expressly stated that the preceding approval complied with the provisions of article 14 Bis of the company’s Articles of Incorporation (Bylaws) and that under no circumstance whatsoever could  be deemed as a decision pursuant to the terms of Title XVI of the Law on Corporations (LSA).

 A copy of the above-mentioned individual statements and of the Board’s collective statement have been made available to shareholders in Enersis’ offices located at Santa Rosa 76, Santiago and on the company’s website: www.enersis.cl, as of this date.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

III. The company's Board of Directors agreed to summon to an Extraordinary Shareholders’ Meeting of Enersis S.A. to be held on Tuesday, November 25, 2014, at 12:00 midday in the Auditorium of the Enersis S.A. Corporate Building located at Santa Rosa 76, Municipality of Santiago, in order for shareholders to be apprised and decide about the following subject matters:

1. - Approve, pursuant to the provisions of Title XVI of Law 18,046 on Corporations ("LSA"), the operation with related parties consisting in the following acts and contracts:

a) The sale of Central Dock Sud S.A.’s (CDS ) debt to Enersis S.A. from its parent company, Endesa Latin America S.A.  The loans subject to the sale are those identified below and whose background information has been made available to shareholders at the company’s legal residence and on its website: www.enersis.cl :

i) Credit granted on April 16, 1999 for a total of US $258,000,000 with a 57% shareholding of Endesa Internacional S.A. (today, Endesa Latin America S.A.) and 43% by Repsol International Finance B.V. (assigned to YPF International S.A.) in order to cover part of the costs of the combined-cycle plant project, with a maximum payout period of 13 years ("Syndicated Loan"). For the purpose of ensuring compliance with the financing obligations, Central Dock Sud S.A. set up a number of guarantees to the benefit of the creditors of such financing including, among others, a fixed mortgage over the land on which the power generation plant is constructed, and a registered chattel mortgage over the equipment and fixtures that comprise the plant.  In addition, the shareholders, Inversora Dock Sud SA, YPF S.A. and Pan American Energy Holdings Ltd. pledged their shares of Central Dock Sud, to guarantee compliance of their obligations arising from this financing scheme. To date, the Syndicated Loan has undergone several amortizations and extensions, and as of December 31, 2013 the consolidated debt -including punitive interests and contractually established commissions accrued- amounted to US $147,877,451 (principal of US$ 90,704,696 plus interest and commissions of US $57,172,755).

ii) Credit granted on November 8, 2007 for a total amount of US$ 34,000,000, with a 40% shareholding by Endesa Internacional S.A. (today, Endesa Latin America S.A.), a 40% by YPF International S.A. and a 20% by Pan American Energy LLC (later assigned to Pan American Sur S.A.), expiring on September 2013 ("Shareholders’ Loan").  The Shareholders’ Loan was extended until September 2014. The balance due on this loan amounted to US $45,520,806 as of December 31, 2013 (principal of $34,000,000 plus interest of $11,520,806).

b) Enersis S.A. would, in its capacity as creditor, agree with its subsidiary, Central Dock Sud S.A., to convert the debt identified previously to Chilean pesos.

c) Enersis S.A. would contribute to its Argentinean subsidiary, Inversora Dock Sud S.A. (IDS), 99,14% (ninety-nine point fourteen percent) of the debt owed to it (outstanding) by CDS by virtue of the Syndicated Loan, a percentage that amounts to US $51,384,667 (US$ fifty-one million three hundred eighty-four thousand six hundred sixty-seven US dollars) equivalent to AR$ 335,079,412 (three hundred thirty-five million seventy-nine thousand four hundred twelve Argentinean pesos) and contribute to CDS 0.86% (zero point eighty-six percent) remaining of the debt owed to it by CDS by virtue of the Syndicated Loan, a percentage that amounts to US$ 445,538 (four hundred forty-five thousand five hundred thirty-eight US dollars) equivalent to AR$ 2,905,355 (two million nine hundred five thousand three hundred and fifty Argentinean pesos).  Enersis would condone 100% (one hundred percent) of all the financial, compensatory and punitive interests accrued and associated with such debt, as well as the Equalizing Commissions and those for Counter-guarantees, together with all the financial, punitive and compensatory interests accrued and associated to these commissions, corresponding to the Syndicated Loan of CDS.

d) Enersis would contribute to IDS 0.68% (zero point sixty eight per cent) of the debt owed to it (outstanding) by CDS by virtue of the Shareholders’ Loan amounting to US $92,234 (ninety-two thousand two hundred thirty-four US dollars) equivalent to AR$ 601,458 (six hundred one thousand four hundred fifty-eight Argentinean pesos), prior to the condoning of 100% (one hundred percent) of all financial, compensatory and punitive interests earned corresponding to the Shareholders’ Loan.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

e) To propose, at the appropriate corporate instances of its subsidiaries, IDS and CDS, the summoning and holding of the Extraordinary Shareholders’ Meetings needed to approve the capital increases that are required to carry out the acts and contracts referred to under b), c) and d) above.

f) Other aspects of the described operation which the Shareholders’ Meeting may deem pertinent to approve and that are necessary or incidental to the operation and the acts described in the preceding letters hereunder.

2. - To modify/reform/amend the Company’s Articles of Incorporation (Bylaws), also modifying to that effect the following articles:

(1) modification of the Fifth Permanent Article and the Second Transitory Article of the Company’s Bylaws in order to comply with article 26 of the Law on Corporations and Circular N° 1370, dated January 30, 1998 issued by the Superintendence for Securities and Insurance Companies, as modified by Circular N ° 1736, dated January 15, 2005, in order to recognize changes in the company’s equity capital as a result of the recent capital increases carried out by the Company.  Therefore, it is required to modify the Company’s equity capital increasing it by $135,167,261,000 corresponding to the balance of the "Issuance Premium" account, upon discounting the amount corresponding to the "Issuance Cost and Share Placement” account included in Other Reserves, without distributing any of it to shareholders by way of dividends. The Company’s equity capital, after the already indicated capital increase, would amount to $5,804,447,986,000, subdivided into the same number of shares that the equity capital is subdivided; namely, 49,092,772,762 equity shares of the same series and without par (nominal) value.

(2) modification of Article Fifteen, in order to introduce text to the effect that Extraordinary Shareholders’ Meetings shall be held whenever summoned by the President or at the request of one or more Board Members, replacing the prior qualification which stated that the President needed to give prior qualification with respect to the need to hold such Meeting, except where the Meeting is requested by the absolute majority of all Board Members; in which case such Meeting may be held without any prior qualification;

(3) modification of Article Twenty-Two in order to introduce text to the effect that the newspaper in which Shareholder Meetings are to be notified shall be one within the circulation area of the Company’s legal area of residence.

(4) modification of Article Twenty-Six in order to clarify that the preceding article to which it makes reference is indeed Article Twenty-Five;

(5) modification of Article Thirty-Seven in order to update it pursuant to the terms of the Law on Corporations, Implementing its Regulations and any supplementary regulations;

(6) modification of article Forty-Two, in order to add a requirement for the arbitrators chosen to resolve the differences arising between shareholders, between them and the company or its managers, must have taught, for at least three consecutive years, as Professor in the Economic or Trade Law Departments of the Law School of either Universidad de Chile, Universidad Católica de Chile or Universidad Católica de Valparaíso;

(7) Issuance of a fully consolidated text of the Company’s Bylaws.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

3. Adopt all such agreements that might be necessary, convenient and conducive to the improvement and execution of the respective resolutions adopted by the Shareholders’ Meeting, including, but not limited, to establishing the terms and conditions for the sale of the debt between Enersis S.A. and Endesa Latinoamérica S.A.; registering and inscribing the corresponding assignments; empowering the Board of Directors for adopting any agreement needed to supplement or comply with a Shareholders’ Meeting ruling; or satisfying any legal, regulatory or administrative requirement or request of the Superintendence for Securities and Insurance Companies, the United States Securities and Exchange Commission, the United States Internal Revenue Service, or the Central Bank of the Republic of Chile or of Argentina, or any public authority of those countries, or in general, by any other competent public authority, empowering to that effect the company’s General Manager and Deputy General Manager and Legal Counsel so that by acting individually (severally) any one of them may execute the legal steps, acts and proceedings that might be necessary or convenient to materialize the above-indicated statutory reforms.

4. information on agreements corresponding to operations with related parties governed by Title XVI of the Law on Corporations, adopted subsequent to the last Ordinary Shareholders’ Meeting and other mandatory Board resolutions.

None of the previously stated propositions shall deprive the Shareholders’ Meeting of its full jurisdiction or competence to -as the case may be- to admit, reject or modify them or agree to something different.

Shareholders may obtain a full copy of the documents that explain and support the subject matters submitted for the appraisal and resolution of the Shareholders’ Meeting at the Company’s headquarters, located in Santa Rosa 76, fifteenth (15th) floor (Investments & Risk Management Department), Santiago de Chile, with at least fifteen (15) days in advance of the holding of this Shareholders’ Meeting.  Likewise, on such occasion, such documents will be made available to shareholders on the Company’s website.  As of this moment, at the places indicated above, all the information regarding the DockSud Operation, as well as copies of the reports issued by the independent appraisers -IM Trust Asesorías Financieras S.A. and Itaú BBA of Banco Itaú Chile-, of the Directors’ Committee Report, the Individual Statements issued by each of the Board Members of Enersis S.A. as well as the Board’s Collective Statement are, indeed, available to all company shareholders.

Sincerely yours,

Ignacio Antoñanzas

Chief Executive Officer

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

c.c.	Bolsa de Comercio de Santiago / Santiago Stock Exchange
Bolsa Electrónica de Chile / Chile’s Electronic Stock Exchange
Bolsa de Corredores de Valparaíso / Valparaíso Stock Exchange
Banco Santander Santiago – Representantes Tenedores de Bonos / Bondholder Representatives
Comisión Clasificadora de Riesgos / Risk Classification Commission.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: October 9, 2014